16001730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48398

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.M. Kelly & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 Ingersoll Ave, Suite 300
(No. and Street)

Des Moines (City) Iowa (State) 50312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Stockman (515) 221-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

221 Third Ave, Suite 300 (Address) Cedar Rapids (City) Iowa (State) 52401 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 26 2016 REGISTRATIONS BRANCH 11

OATH OR AFFIRMATION

I, Michelle Stockman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.M. Kelly & Company, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

County of Dane
State of WI
02-03-16

Melissa Osvog
Notary Public

Michelle Stockman
Signature

FINOP
Title

MELISSA OSVOG
Notary Public
State of Wisconsin

My Commission Expires August 28, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RSM

Independent Accountant's Report on Applying Agreed-Upon Procedures

RSM US LLP

Board of Directors
D.M. Kelly & Company
Des Moines, Iowa

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by D.M. Kelly & Company (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences except those due to rounding.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for mutual fund related trades revenues, clearing fees, net loss/gain on investment securities and interest earned on customer securities accounts, noting no differences.

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RSM US LLP

Cedar Rapids, Iowa
February 24, 2016

D.M. KELLY & COMPANY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 1,897,792
Receivables:	
Clearing organization	5,590,480
Other	42,969
Marketable securities held for resale, at fair value	3,509,070
Notes receivable	75,000
Income tax deposits	182,097
Deferred income taxes	129,400
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $988,181	508,347
Other assets	20,375
Total	$ 11,955,530
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accrued salaries and benefits	$ 438,747
Payable to clearing organization	1,993,737
Other accrued liabilities	316,300
Total liabilities	2,748,784
STOCKHOLDERS' EQUITY	
Common stock-voting, no par value; 500,000 shares authorized, 1,000 shares issued and outstanding	36,254
Common stock-nonvoting, no par value; 1,000,000 shares authorized, 19,800 shares issued and outstanding	688,818
Additional paid-in capital	131,656
Retained earnings	8,350,018
Total stockholders' equity	9,206,746
Total	$ 11,955,530

See notes to consolidated financial statement.